3580 Camel Mountain Road Suite 300 San Diego, CA 92130 858 314 1500 mintz.com

April 17, 2025

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Jason Drory
Laura Crotty

Re:	Incannex Healthcare Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 18, 2025
File No. 001-41106

Dear Mr. Drory and Ms. Crotty:

On behalf of Incannex Healthcare Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 2, 2025, with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on March 18, 2025 (the “Proxy Statement”) (File No. 001-41106). In conjunction with this letter, the Company is filing Amendment No. 1 to its Preliminary Proxy Statement on Schedule 14A with the Commission (the “Amended Proxy Statement”).

The Company understands that your review and comments are intended to assist them in compliance with applicable disclosure requirements and to enhance the overall quality of the disclosure in their filings. The Company shares these objectives and is responding to your comments with these goals in mind. Set forth below are the heading and text of each comment, followed by the Company’s response.

April 17, 2025

Preliminary Proxy Statement on Schedule 14A

General

1.	We note your references in your preliminary proxy statement to an “alternative cashless exercise” feature in the Series A Warrants. The term “cashless exercise” is generally understood to allow a warrant holder to exercise a warrant without paying cash for the exercise price and reducing the number of shares receivable by the holder by an amount equal in value to the aggregate exercise price the holder would otherwise pay to exercise the warrant(s). In cashless exercises, it is expected that the warrant holder receives fewer shares than they would if they opted to pay the exercise price in cash. Please clarify your disclosure throughout by removing the references to “alternative cashless exercise” and exclusively use the term “zero exercise price” or another appropriate term that conveys that, in addition to the company receiving no cash upon the “alternative cashless exercise,” the warrant holders would be entitled to receive more shares than they would under the cash exercise terms or the cashless exercise terms of the warrants.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised these references using the term “zero exercise price” in the Amended Proxy Statement in accordance with the Staff’s comment.

2.	We note your disclosure on page 13 that if stockholders approve the Issuance Proposal, assuming the full exercise of the Series A Warrants at the floor price of $0.216, and assuming the Series A Warrants are exercised on an alternative cashless exercise basis, an aggregate of approximately 347,222,700 additional shares of common stock will be issued and the ownership interest of your existing stockholders would be correspondingly reduced. In each instance in your proxy statement where you describe Proposal 1, which is asking stockholders to approve the issuance of the common stock underlying such warrants, please clarify the total number of Series A Warrants that were issued and the total number of common stock that may be issuable upon the exercise of those warrants, using the assumptions you disclose on page 13.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised this disclosure in the Amended Proxy Statement in accordance with the Staff’s comment.

3.	Please highlight that the “alternative cashless exercise” provision would allow a warrant holder to receive 3 shares of common stock without having to make any exercise payment. Explain that as a result you do not expect to receive any cash proceeds from the exercise of the Series A Warrants because, if true, it is highly unlikely that a warrant holder would wish to pay an exercise price to receive one share when they could choose the alternative cashless exercise option and pay no money to receive 3 shares.

April 17, 2025

Response:

The Company respectfully acknowledges the Staff’s comment and has revised this disclosure in the Amended Proxy Statement in accordance with the Staff’s comment.

Proposal No. 1 APPROVAL OF THE ISSUANCE PROPOSAL, page 9

4.	We note Section 4(a) of your Series A Form of Warrant, filed as Exhibit 4.1 to your March 10, 2025 Form 8-K, grants purchase rights to warrant holders. Please revise your disclosure, where appropriate, to describe the material terms of the purchase rights.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised this disclosure on page 16 of the Amended Proxy Statement in accordance with the Staff’s comment.

Required Approvals for the Exercise of the Series A Warrants, page 9

5.	We note that you state you are seeking stockholder approval for certain terms of the Series A Warrants. We further note your descriptions of the warrant terms you are seeking approval for in bullets (a) through (e) reference a significant number of defined terms contained in the Form of Series A Warrant Agreement. Please review and revise the disclosure here to provide stockholders, in plain English, a clear and concise presentation of essential information about the terms of the Series A Warrants for which you are seeking stockholder approval. For example, only, if accurate, please revise your disclosure to:

1.	Clarify that the adjustment provision set out in bullet (a) could result in the number of shares of common stock underlying the warrants to increase as your stock price falls subject to the floor price, resulting in up to a tenfold increase in the number of shares underlying the warrants from 11,574,090 shares to 115,740,900 shares; and

2.	Clarify the “alternative cashless exercise provision” described in bullet (d) could result in a warrant holder receiving three times the number of shares underlying the warrants.

Finally, it appears that these terms can be used in concert and the potential dilution can therefore be compounded. Please clarify this point or otherwise advise.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised this disclosure on pages 11-13 of the Amended Proxy Statement in accordance with the Staff’s comment.

6.	We note your Series A Voluntary Adjustment of Exercise Price is “[s]ubject to the rules and regulations of the Nasdaq Stock Market LLC.” Please revise your disclosure to explain the material “rules and regulations of the Nasdaq Stock Market LLC” that may affect this provision.

April 17, 2025

Response:

The Company respectfully acknowledges the Staff’s comment and has revised this disclosure on page 11 of the Amended Proxy Statement in accordance with the Staff’s comment.

Potential Adverse Effects of the Approval of the Warrant Stockholder Approval Provisions, page 13

7.	We note your disclosure under the above listed heading that up to approximately 347,222,700 additional shares of common stock could be issued upon cashless exercise of the Series A Warrants. In order to clarify the “substantial dilution” that may be suffered if the Issuance Proposal is approved and implemented, please revise this paragraph to put this figure in context by stating that as of March 12, 2025, the company had only 27,546,753 shares of common stock outstanding.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised this disclosure on pages 16 and 30 of the Amended Proxy Statement in accordance with the Staff’s comment.

* * *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any additional questions or comments related to this letter, please feel free to contact me directly at MRLevy@mintz.com or 858-314-1873.

Very truly yours,

/s/ Melanie Ruthrauff Levy
Melanie Ruthrauff Levy

cc:	Scott Stanton, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jason Miller, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Joel Latham, Incannex Healthcare Inc.